[redacted]

15049203

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2015
Washington DC
403

SEC FILE NUMBER
8- 52850

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pavilion Global Markets Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 René-Lévesque Blvd. West, Suite 4025
(No. and Street)

Montréal	Québec	H3B 4W8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexandre Aubé — 514-932-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

600, de Maisonneuve Blvd. West, Suite 1500	Montréal	Québec	H3A 0A3
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2015
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexandre Aubé, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pavilion Global Markets Ltd., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

T0782

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Pavilion Global Market Ltd.:

We have audited the accompanying consolidated statement of financial condition of Pavilion Global Market Ltd. and its subsidiaries as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Pavilion Global Market Ltd. and its subsidiaries as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Comparative information

The consolidated financial statement of Pavilion Global Markets Ltd., as of December 31, 2013 was audited by another auditor who expressed an unmodified opinion on this financial statement on February 25, 2014.

KPMG LLP*

March 2, 2015

Montreal, Canada

*CPA auditor, CA, public accountancy permit No. A120220

Pavilion Global Markets Ltd.

Consolidated Statement of Financial Condition

December 31	2014	2013
(Expressed in U.S. dollars)		
Assets		
Current		
Cash and cash equivalents (Note 3)	$ 9,976,582	$ 6,189,924
Due from clients (Note 5)	9,242,460	6,762,981
Due from brokers (Note 5)	2,365,486	2,366,134
Accounts receivable	385,192	154,556
Income taxes receivable	630,598	1,132,968
Securities owned, at fair value (Notes 6 and 13)	483,361	8,299,574
Due from ultimate parent company (Note 10)	102,303	5,160
Due from significantly influenced company (Note 10)	-	80,979
Due from company under common control (Note 10)	135,569	5,983
Prepaid expenses	194,234	226,113
	23,515,785	25,224,372
Fixed assets, net (Note 7)	140,697	120,461
Intangible assets (Note 8)	374,390	311,166
Investment held for sale (Note 9)	-	118,421
Deferred tax assets	77,586	15,038
	$ 24,108,458	$ 25,789,458
Liabilities and Stockholder's Equity		
Current liabilities		
Due to clients (Note 5)	$ 1,265,725	$ 1,150,818
Due to brokers (Note 5)	9,019,833	6,754,023
Accounts payable, remuneration and accrued expenses	2,742,243	2,587,333
Due to company under common control (Note 10)	32,840	126,556
	13,060,641	10,618,730
Deferred tax liability	164,655	125,190
Deferred lease inducement	273,922	117,336
	13,499,218	10,861,256
Commitments (Notes 12 and 14)		
Stockholder's equity		
Capital stock		
Authorized		
An unlimited number of common shares without par value		
Issued and outstanding		
42,815 common shares	1,090,708	1,090,708
Additional paid-in capital	226,084	226,084
Retained earnings	8,440,205	11,671,251
Accumulated other comprehensive income	852,243	1,940,159
	10,609,240	14,928,202
	$ 24,108,458	$ 25,789,458

On behalf of the Board

_______________ Director

_______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

Pavilion Global Markets Ltd. (the "Company"), incorporated under the *Canada Business Corporations Act*, provides brokerage and financial advisory services internationally. Pavilion Global Markets Ltd. is a member of the Investment Industry Regulatory Organization of Canada (IIROC), the Financial Industry Regulatory Authority, Inc. (FINRA), the London Stock Exchange plc (LSE) and The Nasdaq Stock Market LLC (NASDAQ), is an Approved Participant in the Bourse de Montréal Inc., and is a Participating Organization in The Toronto Stock Exchange Inc. and The TSX Venture Exchange.

2. Significant Accounting Policies

BASIS OF ACCOUNTING

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Brockhouse Cooper Consulting Services Ltd. All significant intercompany transactions and balances have been eliminated on consolidation.

USE OF ESTIMATES

The presentation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of bank balances and short-term investments with maturities of three months or less from the date of acquisition. They are presented in the statement of financial condition at carrying value which approximates fair value due to their short term nature.

SECURITIES OWNED

Securities owned are carried in the statement of financial condition at fair value with changes in fair value recognized in the statement of comprehensive income. Fair value is based on quoted market prices for exchange-traded equity and fixed income securities. In situations where the securities are not publicly traded or where restrictions on their marketability exist, securities are valued at management's estimate of market value.

Valuation of fixed income securities is affected by, amongst other factors, the liquidity of the securities, the size and the bid and ask spread, and the relative breadth of market and current yield price adjustments.

The Company accounts for its financial instruments owned on a trade date basis and transaction costs are expensed as incurred.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the period.

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Due from (to) clients, due from (to) brokers, accounts receivable and accounts payable, remuneration and accrued expenses are initially recorded at their fair value and are subsequently carried at amortized cost. Due to their short term to maturity, fair value and amortized cost are approximated by carrying value.

Payables and receivables arising from unsettled regular-way trades are recorded net in due from (to) clients and due from (to) brokers.

FIXED ASSETS

Depreciation is recognized over the estimated useful life of the asset using the following rates and methods which most closely reflect the expected pattern of consumption of the future economic benefit embodied in the assets:

Technology equipment	3 Years Straight-Line
Furniture and fixtures	20% Declining Balance
Leasehold improvements	Term of Lease

Maintenance and repairs are charged to operations when incurred.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

(Expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

INTANGIBLE ASSETS

Intangible assets consist of software platforms and software platforms under development. Amortization is recognized in profit or loss over the estimated useful life of the software, from the date that it is available for use since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets. Internally developed software is amortized over a period of 5 years on a straight-line basis from the time at which the asset became available for use.

INCOME RECOGNITION - SECURITY TRANSACTIONS

Security transactions and related commission revenues and commission expenses are recorded on a trade date basis.

Global Macro Research revenues are recognized when services have been rendered.

Professional service fees and other revenues are recognized when services are performed and ultimate collection is reasonably assured.

FOREIGN CURRENCY TRANSLATION

The functional currency of Pavilion Global Markets Ltd. is the Canadian dollar. Assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the statement of financial condition date, whereas income and expenses are translated at average exchange rates for the period. Gains or losses resulting from foreign currency transactions are included in net income.

These financial statements have been translated from the functional currency into U.S. dollars. Assets and liabilities are translated at the exchange rate in effect at the statement of financial condition date. Income and expenses, including gains and losses on foreign exchange translation, are translated at average exchange rates for the period. The gains and losses on translation are deferred and are included as a component of comprehensive income.

FINANCIAL INSTRUMENTS AND BROKERAGE AGREEMENTS

The Company's financial instruments consist of cash and cash equivalents, due from (to) clients, due from (to) brokers, accounts receivable, securities owned, due from (to) related parties and accounts payable, remuneration and accrued expenses. The classification and measurement of all such financial instruments are defined in the related accounting policy notes.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2014, and have not been applied in preparing these consolidated financial statements. None, except for the one listed below, of these are expected to have an impact on the consolidated financial statements of the Company.

In August 2014, the FASB issued the ASU No. 2014-15, *Presentation of Financial Statements - Going Concern (Subtopic 205-40), Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern*, that requires management to evaluate whether there are conditions and events that raise substantial doubt about an entity's ability to continue as a going concern. The standard will be effective for annual periods after December 15, 2016 and for annual periods and interim periods thereafter. The Company does not expect any material impact from adoption of this guidance on the Company's consolidated financial statements.

3. Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $320,469 (2013 - $200,464) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-3. These amounts are not available for use in the Company's day-to-day operations.

(Expressed in U.S. dollars)

4. Available Credit Facility

From time to time, the Company may utilize call loan arrangements to facilitate the securities settlement process for both client and principal transactions. A call loan facility has been established with a Canadian Schedule 1 chartered bank to a maximum amount of CAD $4,000,000 (2013 – CAD $4,000,000) (or its USD equivalent) bearing interest at the call loan rate on the date the amount is contracted. The facility has no fixed renewal date. There was no amount outstanding as of December 31, 2014 (2013 – nil).

5. Due from/to Clients and Brokers

Included in the balance due from/to clients and brokers are the following amounts resulting from transactions which failed to settle on the contracted settlement date:

	2014	2013
Due from clients	$ 9,019,833	$ 6,754,023
Due from brokers	$ 983,917	$ 993,911
Due to clients	$ 983,917	$ 993,911
Due to brokers	$ 9,019,833	$ 6,754,023

The Company clears its customer transactions through other broker-dealers on a fully disclosed basis.

6. Financial Instruments Owned

	2014	2013
Canadian federal bonds	$ 334,571	$ 8,134,287
Corporate bonds	148,790	165,287
	$ 483,361	$ 8,299,574

7. Fixed Assets

2014	Cost	Accumulated amortization	Net
Technology equipment	$ 107,339	$ 68,072	$ 39,267
Furniture and fixtures	209,301	186,234	23,067
Leasehold improvements	565,184	486,821	78,363
	$ 881,824	$ 741,127	$ 140,697

2013	Cost	Accumulated amortization	Net
Technology equipment	$ 149,180	$ 97,269	$ 51,911
Furniture and fixtures	228,184	197,417	30,767
Leasehold improvements	564,199	526,416	37,783
	$ 941,563	$ 821,102	$ 120,461

(Expressed in U.S. dollars)

8. Intangible Assets

			2014
	Cost	Accumulated amortization	Net
Software platforms	$ 552,131	$ 177,741	$ 374,390

			2013
	Cost	Accumulated amortization	Net
Software platforms	$ 354,572	$ 106,372	$ 248,200
Software platforms under development	62,966	-	62,966
	$ 417,538	$ 106,372	$ 311,166

9. Investment Held for Sale

	2014	2013
Nil shares (2013 – 1,031) of Brockhouse Cooper SA (Pty) Ltd., a company subject to significant influence, representing a 34.4% ownership interest until June 27, 2014.		
Balance, beginning of year	$ 118,421	$ 567,999
Equity in earnings of Brockhouse Cooper SA (Pty) Ltd. for the year:		
Net loss for the year	-	(21,982)
Loss on impairment	-	(404,966)
Foreign exchange loss on revaluation to year-end rate	-	(22,630)
Disposal of investment	(118,421)	-
Balance, end of year	$ -	$ 118,421

On June 27, 2014, the Company sold its investment for proceeds totaling $96,272.

10. Related Party Transactions

The balance due from a significantly influenced company has arisen from trading activity revenues collected by the related party net of expenses paid on behalf of the Company. The balances due from the ultimate parent company and a company under common control and due to a company under common control have arisen from services provided net of expenses paid on behalf of the Company. All balances with related parties are non-interest bearing and are due upon demand.

(Expressed in U.S. dollars)

11. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary Brockhouse Cooper Consulting Services Ltd.:

	2014	2013
Total assets	$ 100	$ 100
Total liabilities	$ -	$ -
Net stockholder's equity	$ 100	$ 100

12. Capital Management

The Company's business requires capital for regulatory purposes. The Company's capital structure is underpinned by stockholder's equity, which is comprised of capital stock, additional paid-in capital, retained earnings and accumulated other comprehensive income.

In managing its capital, the Company's primary objectives are as follows:

- Exceed the Company's minimum regulatory capital as required by IIROC and FINRA;
- Ensure that the Company is able to meet its financial obligations as they become due; and
- Support the creation of stockholder value.

The Company implements corporate governance practices and monitors results against its objectives. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company regularly monitors its regulatory risk adjusted capital as required by regulation, monitors operating results against budgets and monitors its cash flows to ensure that the objectives above are met.

There has been no material change in the capital management practices of the Company from the previous period.

During the year ended December 31, 2014, the capital of the Company was sufficient to satisfy the regulatory requirements of IIROC which specify a minimum capital requirement of CAD $250,000 and certain minimum ratios. The capital was also sufficient to satisfy the regulatory requirements of FINRA which specify that the Company must maintain regulatory capital in excess of 6-2/3% of the aggregate indebtedness (to a minimum of $250,000 USD) and certain minimum ratios.

13. Financial Instruments and Risk Management

FAIR VALUE

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Asset Categories	**Level 1**	**Level 2**	**Level 3**	**Total**
December 31, 2014				
Cash	$ -	$ 9,976,582	$ -	$ 9,976,582
Financial instruments owned	-	483,361	-	483,361
	$ -	$ 10,459,943	$ -	$ 10,459,943
December 31, 2013				
Cash	$ -	$ 6,189,924	$ -	$ 6,189,924
Financial instruments owned	-	8,299,574	-	8,299,574
	$ -	$ 14,489,498	$ -	$ 14,489,498

There were no significant transfers between Level 1 and 2 in the period. The Company does not have any financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2014 and 2013.

(Expressed in U.S. dollars)

13. Financial Instruments and Risk Management (continued)

CREDIT RISK

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk arises from cash and cash segregated under regulations of the U.S. Securities and Exchange Commissions, amounts due from clients and brokers, debt security issuers, accounts receivables and amounts due from related parties.

The Company attempts to limit the risk by dealing with counterparties it considers viable.

To minimize its exposure to credit risk from transactions with clients and brokers, the Company requires settlement of securities on a cash basis or delivery against payment basis.

All transactions in listed securities are settled or paid for upon delivery using approved brokers. The risk of default is considered minimal, as delivery of securities sold, unless unusual circumstances exist, is only made once the broker has received payment.

The Company manages credit risk with regards to debt instruments by monitoring counterparties' credit ratings before purchasing debt instruments and maintaining very short maturity dates. The maximum exposure to credit risk is represented by the carrying value of the financial assets. There are no significant balances past due.

Management does not anticipate any losses for non-performance of counterparties.

There have been no significant changes to the Company's exposure to credit risks and how they arise nor how they are managed since the previous period.

LIQUIDITY RISK

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring adequate funds exist to support business strategies and operational growth. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid. The majority of the positions held as securities owned are readily marketable securities. Receivables and payables from clients and brokers represent commissions due and current open transactions that generally settle within the normal settlement cycle.

The following table presents the contractual terms to maturity of the financial liabilities owed by the Company as at December 31, 2014, in addition to those disclosed in Note 14. As liabilities in trading accounts are typically settled within very short time periods, they are not included in the table below.

	Carrying amount	Contractual term
Accounts payable and accrued charges		
December 31, 2014	$ 2,742,243	Within twelve months
December 31, 2013	$ 2,587,333	Within twelve months

There have been no significant changes to the Company's exposure to liquidity risks and how they arise nor how they are managed since the previous period.

MARKET RISK

Market risk is the risk that the fair value of the financial instruments will fluctuate because of changes in market prices. The Company separates market risk into two categories: interest rate risk and foreign exchange risk. As the Company does not invest in any significant equity positions, the Company is not exposed to equity price risk.

There have been no significant change to the Company's exposure to market risks and how they arise nor how they are managed since the previous period.

INTEREST RATE RISK

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company incurs interest rate risk on its cash and cash equivalent and securities owned. The Company does not hedge its exposure to interest rate risk as it is minimal.

(Expressed in U.S. dollars)

13. Financial Instruments and Risk Management (continued)

The interest rate volatility on the Company's financial instruments owned is also minimal since the Company does not carry significant instruments subject to interest rate volatility.

CURRENCY RISK

Foreign exchange risk arises from the possibility that changes in the price of the foreign currencies will result in losses. As the Company's functional currency is the Canadian dollar, foreign exchange risk is measured in relation to the Canadian dollar balances. The Company's primary foreign exchange risk results from the unhedged currency. The Company's currency risk is managed based on currency holdings rather than volatility. The internal policy which sets maximum amounts by currency ensures that the Company does not have significant currency risk.

The Company trades in various currencies in order to settle international trades. However, the currency of the amount receivable is generally the same as the amount payable. As a result, the currency risk is diminished. The Company held CAD $4,515,000 (2013 – CAD $2,591,000) worth of foreign currencies at period end.

14. Commitments

The Company leases its head office premises, which terminates in October 2023, and its disaster recovery premises through the ultimate parent company, which terminates in March 2019, under non-cancellable operating lease arrangements. Annual and aggregate lease costs under these leases, exclusive of certain incremental occupancy costs, are approximately as follows:

Period ended December 31,	
2015	$ 397,848
2016	397,848
2017	397,848
2018	406,405
2019	420,324
and thereafter	1,574,363
	$ 3,594,636

Rent expense for 2014 aggregated to $795,377 (2013 - $795,059).

15. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had regulatory net capital of $7,724,010 (2013 - $11,906,075), which was $6,824,062 (2013 - $11,181,991) in excess of its required regulatory net capital of $899,948 (2013 - $724,084). The Company's regulatory net capital ratio was 1.7 to 1 (2013 – 0.91 to 1).

KPMG

KPMG LLP
600 de Maisonneuve Blvd. West
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

Telephone (514) 840-2100
Fax (514) 840-2187
Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Pavilion Global Market Ltd.:

We have reviewed management's statements, included in the accompanying Pavilion Global Markets Ltd. Exemption Report (the Exemption Report), in which (1) Pavilion Global Market Ltd. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP*

March 2, 2015

Montréal, Canada

*CPA auditor, CA, public accountancy permit No. A120220

Pavilion Global Markets Ltd. Exemption Report

Pavilion Global Markets Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:
(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): **(2)(i)**

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) (2) (i) throughout the most recent fiscal year except as described below:

Despite the fact that the balance in the 15c3-3 account exceeded at all times the amounts payable under commission recapture programs, the Company did not issue checks from the existing separate 15c3-3 bank accounts to pay the customer or the creditor of the customer the commission recapture program throughout the most recent fiscal year.

Pavilion Global Markets Ltd

I, Alexandre Aubé, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Financial Officer and FINOP

March 2, 2015